SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRMS BOEING NEGOTIATIONS HAVE TERMINATED
UNSUCCESSFULLY

Ryanair, today (Fri 18th Dec 09) confirmed that its quarterly Board meeting yesterday determined that its negotiations with Boeing for an order of up to 200 new B737-800 series aircraft for delivery during the period 2013-2016 cannot be successfully concluded prior to the end of the calendar year and accordingly the Board of Ryanair have confirmed that its negotiations with Boeing have terminated unsuccessfully.

Ryanair confirmed that the breakdown of these negotiations will not effect its plans to take delivery of 112 B737-800 aircraft during the next 3 calendar years 2010 (48), 2011 (37) and 2012 (27), which will sustain Ryanair's strong traffic growth over the medium term. Ryanair will now bring forward plans to significantly reduce growth and capital expenditures, in order to maximise cash balances for distribution to shareholders during the period 2012-2015.

Ryanair's CEO Michael O'Leary said:

"We regret that our prolonged negotiations with Boeing have failed to reach a mutually acceptable conclusion. While we reached agreement with Boeing on pricing for 200 aircraft deliveries during the 2013-16 period, Boeing were unwilling to incorporate some other terms and conditions from our existing agreement into this new aircraft order . Ryanair has made clear to Boeing that we will not order aircraft if we believe that either the pricing or the other contractual terms and conditions will be inferior to those which we currently enjoy, as this would not be a wise or sensible use of shareholders funds.

"We have no plans to reopen discussions with Boeing or any other aircraft manufacturers. Instead we will focus our efforts on maintaining Ryanair's strong traffic and new route growth into 2010 and we look forward to briefing shareholders in the first quarter of the New Year with a revised strategy which will comprise much reduced capital expenditures through 2011 and 2012, thereby generating substantial surplus cash balances for distribution during the period 2012-2015.  I believe it is appropriate to return these surplus funds to shareholders, if we cannot use them to purchase aircraft on terms which enable us to meet our demanding return on capital targets.

"In the meantime we will continue to work with our partners in Boeing on the 48 deliveries which Ryanair is scheduled to take in 2010 and perhaps in future there may be other opportunities for Ryanair and Boeing to work together to our mutual benefit during the period from 2013 onwards".

Ends.                                               Friday, 18th December 2009

For reference:

Stephen McNamara - Ryanair    Pauline McAlester - Murray Consultants

Tel: +353-1-8121271                    Tel: +353-1-498-0300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 December, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary